WRITTEN RESPONSES TO SEC STAFF COMMENTS
                     MADE BY LETTER DATED SEPTEMBER 30, 2005

      Auxilio, Inc. (the "Company"), in connection with the filing of a Form 10-K for the year ended December 31, 2004 filed with the SEC on April 19, 2005, the filing of a Form 10-Q for the quarter ended March 31, 2005 filed with the SEC on May 18, 2005, and the filing of a Form 10-Q for the quarter ended June 30, 2005 filed with the SEC on February 14, 2005, hereby makes the following responses, and includes the following noted supplemental information, to the SEC Staff comments made by letter dated September 30, 2005. The Company's responses are keyed by numbered paragraphs to correspond to the comments in such letter. For your ease of reference, each response is preceded by a reproduction of the corresponding Staff comment.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 8A Controls and Procedures, page 18

Question 1. We note your statement that the chief executive officer and chief financial officer have concluded that the company's disclosure control and procedures are effective "except as discussed in the next paragraph below." Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective.

Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matter, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to extent they are not effective.

Response 1:

      We plan to revise our disclosure in Item 8A, through the filing of an amendment to our Form 10-K for the year ended December 31, 2004 filed with the SEC on April 19, 2005, to address your points of concern. The revised Item 8A will read as follows:

Item 8A. Controls and Procedures.

      We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Securities Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

      As of December 31, 2004, an evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective at that time. Except as discussed in the following paragraph, subsequent to the date of this evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect these controls.

      Our independent registered public accounting firm, Stonefield Josephson, Inc., advised us in connection with the completion of their audit for the year ended December 31, 2004, that they had identified certain matters involving the operation of our internal controls that they consider to be a material weakness. A "material weakness" is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

      The deficiencies in our internal controls relates to the timely reconciliation of income taxes required by SFAS No. 109. The unrecorded transactions and disclosure deficiencies were detected in the audit process and have been appropriately recorded and disclosed in this Form 10-KSB.

      The matter identified by Stonefield Josephson, Inc. has been reviewed with management and with the Audit Committee. Management believes that the material weakness identified by Stonefield Josephson, Inc. was attributable in significant part to the purchase of the The Mayo Group resulting in positive income requiring a tax provision calculation and our lack of internal accounting and finance personnel that possess technical expertise required to calculate a complex tax provision.

      We are in the process of implementing changes to respond to these matters on an immediate and a longer-term basis. Our immediate responsive actions include the engagement of a consultant to assist the Company with complex accounting issues including the tax provision, the hiring of a new chief financial officer that has experience in dealing with complex accounting issues and recruiting to increase staffing levels in certain areas of the finance organization.

      Our certifying officers believe that we have implemented sufficient new compensating controls to minimize the risks associated with the material weakness identified by our independent auditors and discussed in the immediately preceding section of this Item 8A.

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

Question 2. We note your disclosure that "There have been no change in our internal controls over financial reporting during the fourth quarter ended December 31, 2004, that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting." In light of the fact that a material weakness existed, please revise to explain the basis for this assertion.

Response 2:

      Please see Response 1 above.

Note 1  Summary of Significant Accounting Policies

Basis of Presentation, page F-8

Question 3. We note your disclosure relating to your going concern uncertainty. Please explain to us how you and your accountants were able to conclude that no substantial doubt exists about the Company's ability to continue as a going concern. See Section AU 341 of SAS (SAS Nos. 59 and 64).

Footnote reference:
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. Although the Company has reported net income of $993,726 for the year ended December 31, 2004, it has reported a net loss of $3,405,020 for the year ended December 31, 2003, and has an accumulated deficit of $8,874,735 at December 31, 2004. The Company has working capital of $218,043 as of December 31, 2004. Management has raised funds through the sale of its stock in a private placement that it believes will be sufficient to provide the Company with the ability to continue in existence.

Response 3:

Company management concluded that no substantial doubt existed about its ability to continue as a going concern for a reasonable period of time (being one year). Management provided support for the accountants conclusion based on conditions and events considered in the aggregate when conducting normal audit procedures including analytical procedures, reviewing subsequent events, and other procedures. The review of subsequent events showed the following:

      o The Company sold its unprofitable operations to Workstream in March 2004 and purchased The Mayo Group which had a history of positive earnings and cashflow.
      o The Company had a strong cash and working capital position as of the report date of April 18, 2005. Cash was $2,609,038 as of March 31, 2005 with a working capital ratio of 1.83:1.0.
      o There were no impending large long-term debt obligations coming due that would adversely affect operations.

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

      o The Company's cash flow forecast as of the report date showed a reasonable plan for continuing operations with a projected cash balance as of December 31, 2005 of greater than $2,000,000 and never dipping below $1,000,000 in 2006.
      o The Company's sales pipeline forecast showed strong support for profitable sales growth in 2005. The forecast as of the report date projected 2005 revenues of $7,000,000 to $12,000,000.
      o In February 2005, the Company commenced a private placement ("Private Placement") of up to 2,500,000 shares of its common stock at a price of $2.00 per share. As of March 31, 2005, the Company had sold 1,084,750 shares, receiving net proceeds of $1,983,569. In April 2005, the Company sold an additional 490,000 shares under the private placement for net proceeds of $901,600.
      o On December 28, 2004, Auxilio entered into a one year Revolving Loan and Security Agreement with Mr. Michael D. Vanderhoof, a director of the Company. During the first quarter of 2005, the Company borrowed $500,000 from this line. In April, 2005 the entire balance was repaid and was available for use for the remainder of 2005.

Note 2 Acquisition, page F-14

Question 4. With respect to your accounting for the acquisition of TMG, and the severance agreement with Mr. Mayo disclosed in note 15 on page F-23, please explain to us the following:

o The factors that contributed to a purchase price with significant amounts of goodwill.

Response 4(a):

The factors that contributed to the purchase price were as follows:

      o     The projected value of the active sales efforts
      o     The intellectual property to be retained
      o The present value of the net cash flows of the current contracts which were three to five years in duration

o Your methodology for allocating the purchase price, including capitalizing the expense related to the acquisition.

Response 4(b):

The allocation was based on the fair market value of the assets received and liabilities assumed in accordance with SFAS 141, paragraph 7. A formal independent third party valuation was obtained for the allocation of the purchase price to these tangible assets, identifiable intangible assets and goodwill. Expenses capitalized related to the transaction were limited to accounting and legal fees directly related to the acquisition, and compensation as discussed in the next point as per SFAS 141, paragraph 24.

o Your basis in GAAP for capitalizing the compensation to Mr. Mayo under his employment agreement with you.

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

Response 4(c):

As prescribed by FASB 141, paragraph 26, any contingent amounts that will be paid beyond a reasonable doubt should be included as part of the acquisition price, therefore the compensation due to Mr. Mayo was capitalized since it was known and recorded. See below for consideration given to guidance in EITF 95-8.

o Advise us of any intangible assets included in goodwill that do not meet the criteria for recognition apart from goodwill.

Response 4(d):

Based on the formal independent third party valuation prepared, all intangible assets that could be separately identifiable have been shown on the balance sheet as intangible assets, net.

o The consideration that you gave to the guidance in EITF 95-8 when determining how to account for these transactions.

Response 4(e):

Per EITF 95-8 the factors or indicators that the Company considered in evaluating whether an arrangement for contingent consideration based on earnings or other performance measures is, in substance, additional purchase price of the acquired enterprise or compensation for services, use of property, or profit sharing are as follows:

      o     Factors involving terms of continuing employment
      o     Factors involving components of shareholder group

Under the original acquisition agreement, contingency payments were to be made to Mr. Mayo based on certain earning levels, however in July, 2004, shortly after the original agreement was executed, a severance agreement was entered into between the Company and Mr. Mayo whereby he would be paid all contingent amounts and compensation without providing any additional services or contributing to the financial results of the Company. As part of the agreement, Mr. Mayo was to relinquish all of his equity instruments in the Company. This agreement was entered into prior to the completion of the acquisition accounting. and therefore the Company adjusted the acquisition price to include Mr. Mayo's future payments. As stated above, per FASB 141, paragraph 26, any contingent amounts that will be paid beyond a reasonable doubt should be included as part of the acquisition price.

Company Acknowledgement

In connection with the Company's responses to SEC Staff comments made by letter dated September 30, 2005, and as contained herein, the Company acknowledges that

      o the company is responsible for the adequacy and accuracy of the disclosure in the filings;
      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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